HYPGEN INC.

1999 Avenue of the Stars Suite 1100

Century City, California 90067

February 12, 2018

SECURITIES AND EXCHANGE COMMISSION

100 F. Street NE

Washington, D.C. 20549

Re:	HypGen Inc. Registration Statement on Form S-1 File No. 333-2219337 Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, HypGen, Inc. (the “Company”) hereby requests the immediate withdrawal of its registration statement on Form S-1 (File No. 333-2219337), filed on December 7, 2017, together with all exhibits thereto (collectively, the “Registration Statement”).

The Registration Statement was not declared effective and no shares were sold in connection with the offering. The Company requests the withdrawal of the Registration Statement because the Company’s common stock currently trades on the OTC Pink marketplace and the SEC staff has taken the position that the OTC Pink marketplace does not constitute a sufficient public market for the resale offering of shares to be issued under the equity line transaction for which the Registration Statement was filed.

Should you have any questions regarding the Company’s application for withdrawal of the Registration Statement, please contact legal counsel to the Company, Steven J. Davis, SD Law Group, APC, 10531 4S Commons Drive, B464, San Diego, California 92127. Kindly forward a copy of the order withdrawing the Registration Statement to the attention of Mr. Davis at the address set forth above.

Sincerely,

HypGen Inc.

By: /s/ Dr. McCoy Moretz

Dr. McCoy Moretz

Chief Executive Officer